Exhibit 12.1
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2007	2006		2005	2004	2003
Including Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(302,762)	$(272,008)		$32,283	$129,303	$166,054
Plus:
Fixed Charges (excluding capitalized interest)	427,141	623,668		670,137	387,675	322,657

Total Earnings	$124,379	$351,660		$702,420	$516,978	$488,711

Fixed Charges:
Interest expensed and capitalized	$423,986	$619,094		$665,313	$383,613	$318,715
Amortized premiums, discounts, and capitalized expenses related to indebtedness	633	1,411		1,869	1,473	1,531
An estimate of the interest component within rental expense	2,522	3,163		2,955	2,589	2,411

Total Fixed Charges	$427,141	$623,668		$670,137	$387,675	$322,657

Ratio of Earnings to Fixed Charges	(A )	(A	)	1.05	1.33	1.51

Excluding Interest on Deposits

(Loss) earnings:
Pre-tax (loss) income from continuing operations	$(302,762)	$(272,008)		$32,283	$129,303	$166,054
Plus:
Fixed Charges (excluding capitalized interest)	255,909	468,250		563,973	306,992	251,248

Total (Loss) Earnings	$(46,853)	$196,242		$596,256	$436,295	$417,302

Fixed Charges:
Interest expensed and capitalized	$252,754	$463,676		$559,149	$302,930	$247,306
Amortized premiums, discounts, and capitalized expenses related to indebtedness	633	1,411		1,869	1,473	1,531
An estimate of the interest component within rental expense	2,522	3,163		2,955	2,589	2,411

Total Fixed Charges	$255,909	$468,250		$563,973	$306,992	$251,248

Ratio of Earnings to Fixed Charges	(A )	(A	)	1.06	1.42	1.66

(A)	Due to the Company’s pre-tax losses for the years ended December 31, 2007 and 2006 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $243.8 million and $312.5 million to achieve a ratio of 1:1 in 2007 and 2006, respectively.